UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )

Meru Networks, Inc.

(Name of Issuer)

Common Stock, $0.0005 par value per share

(Title of Class of Securities)

59047Q103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 59047Q103	Page 2 of 8 Pages

(1)	NAME OF REPORTING PERSON Clearstone Venture Partners II-A, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER -- (See Row 6 and related footnote)
(6) SHARED VOTING POWER 2,263,057 shares (1)
(7) SOLE DISPOSITIVE POWER -- (See Row 8 and related footnote)
(8) SHARED DISPOSITIVE POWER 2,263,057 shares (1)
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,057 shares (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5% *
(12)	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

William Quigley, a director of Meru Networks, Inc. (the “Company”), shares voting and dispositive power over these shares with William Elkus, Jim Armstrong, Erik Lassila, Bill Gross and Idealab Holdings, LLC. (“Idealab Holdings”). Each of Messrs. Quigley, Elkus, Armstrong, Lassila, Gross is a United States citizen and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for each such individual is c/o Clearstone Venture Partners , 1351 4th Street, 4th Floor, Santa Monica, CA 90401. Idealab Holdings, whose managing member is Idealab, a California corporation (“Idealab”), is organized under the laws of Delaware. Idealab Holdings and Idealab each disclaim beneficial ownership of such shares except to the extent of its pecuniary interest therein. The address of Idealab Holdings and Idealab is 130 W. Union Street, Pasadena, CA 91103. Mr. Quigley also holds 7,997 shares of the Company’s common stock, 1,966 shares of stock awards that will vest within 60 days and an option to purchase 15,831 shares of common stock, exercisable within 60 days.

*	Based upon 17,674,552 shares of common stock of the Company outstanding as of December 31, 2011, as reported by the Company to the Reporting Persons.

SCHEDULE 13G

CUSIP No. 59047Q103	Page 3 of 8 Pages

(1)	NAME OF REPORTING PERSON Clearstone Venture Partners II-B, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER -- (See Row 6 and related footnote)
(6) SHARED VOTING POWER 76,847 shares(1)
(7) SOLE DISPOSITIVE POWER -- (See Row 8 and related footnote)
(8) SHARED DISPOSITIVE POWER 76,847 shares(1)
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,847 shares(1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% *
(12)	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

William Quigley, a director of Meru Networks, Inc. (the “Company”), shares voting and dispositive power over these shares with William Elkus, Jim Armstrong, Erik Lassila, Bill Gross and Idealab Holdings, LLC. (“Idealab Holdings”). Each of Messrs. Quigley, Elkus, Armstrong, Lassila, Gross is a United States citizen and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for each such individual is c/o Clearstone Venture Partners , 1351 4th Street, 4th Floor, Santa Monica, CA 90401. Idealab Holdings, whose managing member is Idealab, a California corporation (“Idealab”), is organized under the laws of Delaware. Idealab Holdings and Idealab each disclaim beneficial ownership of such shares except to the extent of its pecuniary interest therein. The address of Idealab Holdings and Idealab is 130 W. Union Street, Pasadena, CA 91103. Mr. Quigley also holds 7,997 shares of the Company’s common stock, 1,966 shares of stock awards that will vest within 60 days and an option to purchase 15,831 shares of common stock, exercisable within 60 days.

*	Based upon 17,674,552 shares of common stock of the Company outstanding as of December 31, 2011, as reported by the Company to the Reporting Persons.

SCHEDULE 13G

CUSIP No. 59047Q103	Page 4 of 8 Pages

(1)	NAME OF REPORTING PERSON Clearstone Venture Partners II-C, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER -- (See Row 6 and related footnote)
(6) SHARED VOTING POWER 129,037 shares (1)
(7) SOLE DISPOSITIVE POWER -- (See Row 8 and related footnote)
(8) SHARED DISPOSITIVE POWER 129,037 shares (1)
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,037 shares (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7% *
(12)	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	William Quigley, a director of Meru Networks, Inc. (the “Company”), shares voting and dispositive power over these shares with William Elkus, Jim Armstrong, Erik Lassila, Bill Gross and Idealab Holdings, LLC. (“Idealab Holdings”). Each of Messrs. Quigley, Elkus, Armstrong, Lassila, Gross is a United States citizen and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for each such individual is c/o Clearstone Venture Partners , 1351 4th Street, 4th Floor, Santa Monica, CA 90401. Idealab Holdings, whose managing member is Idealab, a California corporation (“Idealab”), is organized under the laws of Delaware. Idealab Holdings and Idealab each disclaim beneficial ownership of such shares except to the extent of its pecuniary interest therein. The address of Idealab Holdings and Idealab is 130 W. Union Street, Pasadena, CA 91103. Mr. Quigley also holds 7,997 shares of the Company’s common stock, 1,966 shares of stock awards that will vest within 60 days and an option to purchase 15,831 shares of common stock, exercisable within 60 days.
*	Based upon 17,674,552 shares of common stock of the Company outstanding as of December 31, 2011, as reported by the Company to the Reporting Persons.

SCHEDULE 13G

CUSIP No. 59047Q103	Page 5 of 8 Pages

Item 1.

(a) Name of Issuer:

Meru Networks, Inc. (the “issuer” or the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

894 Ross Drive

Sunnyvale, California 94089

Item 2.

(a) Name of Person Filing:

This Statement is filed by the following entities (referred to as the “Reporting Persons”):

•	Clearstone Venture Partners II-A, L.P.
•	Clearstone Venture Partners II-B, L.P.
•	Clearstone Venture Partners II-C, L.P.

(b) Address or Principal Business Office or, If None, Residence:

c/o Clearstone Venture Partners

1351 4th Street, 4th Floor

Santa Monica, CA 90401

(c) Citizenship:

The entities listed in Item 2(a) are organized under the laws of Delaware. (See footnote 1 to the cover sheet hereto.)

(d) Title of Class of Securities:

Common Stock, $0.0005 par value per share

(e) CUSIP Number:

59047Q103

SCHEDULE 13G

CUSIP No. 59047Q103	Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.0 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1: Incorporated by reference to items (5)-(11) of cover sheets hereto.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

SCHEDULE 13G

CUSIP No. 59047Q103	Page 7 of 8 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SCHEDULE 13G

CUSIP No. 59047Q103	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARSTONE VENTURE PARTNERS II L.L.C.

CLEARSTONE VENTURE PARTNERS II-A, L.P.

Dated: February 14, 2012	By:	/s/ William Quigley
	Name:	William Quigley
	Title:	General Partner

CLEARSTONE VENTURE PARTNERS II-B, L.P.

Dated: February 14, 2012	By:	/s/ William Quigley
	Name:	William Quigley
	Title:	General Partner

CLEARSTONE VENTURE PARTNERS II-C, L.P.

Dated: February 14, 2012	By:	/s/ William Quigley
	Name:	William Quigley
	Title:	General Partner